==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  CDnow, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   125085100
------------------------------------------------------------------------------
                                (CUSIP Number)

                          Christopher P. Bogart, Esq.
                                General Counsel
                               Time Warner Inc.
                             75 Rockefeller Plaza
                           New York, New York 10019
                                (212) 484-8000

                                with copies to:

      Faiza J. Saeed, Esq.                       Robert Schumer, Esq.
    Cravath, Swaine, & Moore         Paul, Weiss, Rifkind, Wharton & Garrison
       825 Eighth Avenue                   1285 Avenue of the Americas
    New York, New York 10019                 New York, New York 10019
         (212) 474-1454                           (212) 373-3097

------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 13, 2000
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
==============================================================================

CUSIP No. 125085100
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TIME WARNER INC.
     IRS. No.: 13-3527249
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
     (See Instructions)                                          (b)  [_]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         1,500,000*
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            1,202,750**
 REPORTING     ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    1,500,000*
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,202,750**
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,702,750*, **
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (See Instructions)                                               [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

---------
    * Pursuant to a Convertible Loan Agreement dated as of July 12, 1999 (the "Convertible Loan Agreement"), between CDnow, Inc. ("CDnow"), as borrower, and Sony Music Entertainment Inc. ("Sony Music") and Time Warner Inc. ("Time Warner"), as lenders, Time Warner and Sony Music agreed to make term loans to CDnow in an amount not to exceed the loan commitment under the Convertible Loan Agreement. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all outstanding loans it has made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of common stock of CDnow. Assuming that Time Warner makes loans to CDnow in the full amount of its loan commitment, based on the conversion price currently in effect, Time Warner would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of Cdnow.

    ** On March 16, 2000, TWI CDNow Holdings Inc., a wholly owned subsidiary of Time Warner, purchased 1,202,750 shares of CDnow common stock from CDnow.

CUSIP No. 125085100


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TWI CDNOW HOLDINGS INC.
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            1,202,750
  REPORTING    ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,202,750
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,202,750
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         --------------------

          This statement relates to the common stock, without par value (the "CDnow Common Stock"), of CDnow, Inc., a Pennsylvania corporation ("CDnow"). The principal executive offices of CDnow are located at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034.


Item 2.  Identity and Background.
         ------------------------

          This statement is being filed by Time Warner Inc., a Delaware corporation ("Time Warner"), and TWI CDNow Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner ("TWI CDNow Holdings", and, together with Time Warner, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of CDnow Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

          Time Warner has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Time Warner is a holding company engaged in the media and entertainment business. Its businesses are carried on in six fundamental areas:

          o cable networks, consisting principally of interests in cable television programming;

          o publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing;

          o music, consisting principally of interests in recorded music and music publishing;

          o filmed entertainment, consisting principally of interests in filmed entertainment, television production and television broadcasting;

          o cable, consisting principally of interests in cable television systems; and

          o digital media, consisting principally of interests in Internet-related and digital media businesses.

          TWI CDNow Holdings has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. TWI CDNow Holdings was formed for the purpose of holding shares of CDnow Common Stock, and it does not engage in any activities other than those activities that are incidental to holding shares of CDnow Common Stock.

          The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A or B, as the case may be, and Annexes A and B are incorporated herein by reference.

          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B, as appropriate, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          On July 12, 1999, Time Warner and Sony Music Entertainment Inc., a Delaware corporation ("Sony Music"), entered into a convertible loan agreement (the "Convertible Loan Agreement) with CDnow. Pursuant to the Convertible Loan Agreement, each of Time Warner and Sony Music, as lenders, agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Time Warner or Sony Music exceed $15,000,000. Time Warner has used, and intends to continue to use, working capital as the source of the funds for loans made to CDnow under the Convertible Loan Agreement. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock. For a more detailed description of the Convertible Loan Agreement, see the response provided in Item 4.

          On March 13, 2000, Time Warner and Sony Corporation of America, a New York corporation and the parent corporation of Sony Music ("SCA"), entered into a Termination Agreement (the "Termination Agreement") with CDnow, Delaware Holdco Corporation, a Delaware corporation and a wholly owned subsidiary of CDnow ("Holdco"), Pennsylvania Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Holdco ("Pennsylvania Subsidiary"), Delaware Sub I L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Holdco ("Delaware Sub I"), Delaware Sub II, a Delaware limited liability company and a wholly owned subsidiary of Holdco ("Delaware Sub II"), and certain individuals who are party to the Termination Agreement. Pursuant to the Termination Agreement, Time Warner and SCA agreed to purchase, or to cause one or more of their respective subsidiaries to purchase, and CDnow agreed to sell to Time Warner and SCA, or one or more of their respective subsidiaries, an aggregate of 2,405,500 shares of CDnow Common Stock for an aggregate purchase price of $21,000,000. On March 16, 2000, Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock, and SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock. For Time Warner, working capital was the source of the funds used for payment of the purchase price for the shares of CDnow Common Stock. For a more detailed description of the Termination Agreement, see the response provided in Item 4.


Item 4.  Purpose of Transaction.
         -----------------------

          On July 12, 1999, Time Warner, SCA, CDnow, Holdco, Pennsylvania Subsidiary, Delaware Sub I and Delaware Sub II entered into an Agreement of Merger and Contribution (the "Merger Agreement") providing for, among other things, the combination of the businesses of The Columbia House Company, a New York general partnership that is owned equally by a subsidiary of Time Warner and Sony Music, and CDnow on the terms and subject to the conditions set forth in the Merger Agreement. To facilitate the consummation of the transactions contemplated by the Merger Agreement, Time Warner, SCA and CDnow entered into a Stock Option Agreement dated as of July 12, 1999 (the "Stock Option Agreement"), pursuant to which CDnow granted to Time Warner and SCA (to be shared equally by them) an irrevocable option, exercisable upon the happening of certain events, to purchase up to 4,431,721 shares of CDnow Common Stock at a purchase price per share of $17.9869 (subject to adjustment). In addition, Time Warner, SCA and several principal shareholders of CDnow (which principal shareholders collectively held 7,257,002 shares of CDnow Common Stock as of July 12, 1999) entered into the CDnow, Inc. Shareholder Agreement dated as of July 12, 1999 (the "Shareholder Agreement"), pursuant to which each of the principal shareholders agreed to vote all such principal shareholder's shares of CDnow Common Stock in favor of the transactions contemplated by the Merger Agreement and against any alternative transaction.

          In connection with the execution and delivery of the Merger Agreement, the Stock Option Agreement and the Shareholder Agreement, Time Warner, Sony Music and CDnow executed and delivered the Convertible Loan Agreement. Pursuant to the Convertible Loan Agreement, each of Time Warner and Sony Music agreed to make term loans to CDnow, at any time and from time to time during the period from December 16, 1999 to the earliest to occur of (x) the time that the loan commitment is reduced to zero in accordance with the terms of the Convertible Loan Agreement, (y) January 15, 2001 and (z) the effective time of the transactions contemplated by the Merger Agreement (such date, the "Final Maturity Date") in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Time Warner or Sony Music exceed $15,000,000. Interest in respect of the unpaid principal amount of each loan outstanding under the Convertible Loan Agreement accrues from the date of the making of the loan until the earlier of the date on which the loan is repaid in full and the Final Maturity Date and is payable on the Final Maturity Date. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all outstanding loans it has made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on such loans, into shares of CDnow Common Stock. Each of Time Warner and Sony Music also has the right, subject to certain limitations, to request that CDnow effect the registration under the Securities Act of 1933 of all shares of CDnow Common Stock issued upon conversion of any loan, or any accrued and unpaid interest on any loan.

          On March 13, 2000, Time Warner, SCA, CDnow, Holdco, Pennsylvania Sub, Delaware Sub I, Delaware Sub II and certain individuals who are party to the Termination Agreement entered into the Termination Agreement. In the Termination Agreement, each of Time Warner, SCA and CDnow mutually consent to terminate the Merger Agreement. The termination of the Merger Agreement caused the option granted under the Stock Option Agreement to terminate and be of no further force and effect. In addition, the termination of the Merger Agreement constitutes an automatic termination of the Shareholder Agreement.

          Pursuant to the Termination Agreement, each of Time Warner and CDnow agreed to, and SCA agreed to cause Sony Music to, enter into an Amendment to the Convertible Loan Agreement (the "Amendment"). The Amendment provides, among other things, (i) for the term "Final Maturity Date" to mean the earlier to occur of (x) the time that the loan commitment is reduced to zero in accordance with the terms of the Convertible Loan Agreement and (y) January 15, 2003, (ii) for the interest rate in respect of the unpaid principal amount of each loan outstanding under the Convertible Loan Agreement to be the London interbank offered rate, commonly referred to as "LIBOR", plus 3% and (iii) for the conversion price for converting outstanding loans made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on such loans, into shares of CDnow Common Stock to be $10.00 per share of CDnow Common Stock (subject to customary anti-dilution adjustments). In addition, each of Time Warner and CDnow agreed to, and SCA agreed to cause Sony Music to, enter into a Consent (the "Consent") in respect of the Guarantee and Collateral Agreement dated as of December 9, 1999, made by CDnow in favor of Time Warner, as Security Agent for Time Warner and Sony Music as lenders under the Convertible Loan Agreement (the "Security Agent"). The Consent provides for the release of certain collateral pledged to the Security Agent as security for loans made by Time Warner and Sony Music to CDnow pursuant to the Convertible Loan Agreement.

          In addition, pursuant to the Termination Agreement, on March 16, 2000, Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock, and SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock (all such shares of CDnow Common Stock purchased pursuant to the Termination Agreement, collectively the "Purchased Shares"). The Termination Agreement provides that each of Time Warner and SCA, and any of their respective subsidiaries who hold Purchased Shares, shall have registration rights with respect to the Purchased Shares that are identical to the registration rights provided under the Convertible Loan Agreement in respect of any shares of CDnow Common Stock issued upon conversion of any loans, or any accrued and unpaid interest on any loans, made by Time Warner or Sony Music pursuant to the Convertible Loan Agreement. The Termination Agreement further provides that Time Warner and Sony, and any of their respective subsidiaries who hold shares of CDnow Common Stock, acting as one group, shall be entitled, but shall not be required, at any time and from time to time, to designate one individual (the "Designee") to serve as a member of the Board of Directors of CDnow. The right of Time Warner and SCA, and any of their respective subsidiaries who hold shares of CDnow Common Stock, to designate the Designee shall terminate whenever the total number of shares of CDnow Common Stock held by Time Warner, Sony or any of their respective subsidiaries shall be less than 50% of the number of shares constituting the Purchased Shares (subject to customary anti-dilution adjustments).

          The description of the terms of each of the Termination Agreement, the Convertible Loan Agreement, the Amendment and the Consent set forth in this Statement are qualified in their entirety by reference to the terms of the appropriate agreement.

          Although none of the Reporting Persons has a present intention to acquire additional shares of CDnow Common Stock or to dispose of shares of CDnow Common Stock beneficially owned by such Reporting Person, any of the Reporting Persons, acting alone or separately, may in the future acquire beneficial ownership of additional shares of CDnow Common Stock or dispose of shares of CDnow Common Stock beneficially owned by such Reporting Person, in any case in the open market or in negotiated a transaction.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          Under the Convertible Loan Agreement, each of Time Warner and Sony Music, as lenders, agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Time Warner or Sony Music exceed $15,000,000. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all outstanding loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock at a conversion price of $10.00 per share (subject to customary anti-dilution adjustments).

          In addition, pursuant to the Termination Agreement, on March 16, 2000, Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock, and SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock.

          As a result of these transactions:

          (i) assuming that Time Warner makes loans to CDnow in the full amount of its loan commitment, based on the conversion price currently in effect, Time Warner would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of CDnow, representing approximately 4.7% of the outstanding shares of CDnow Common Stock;

          (ii) TWI CDNow Holdings beneficially owns 1,202,750 shares of CDnow Common Stock, representing approximately 4.0% of the outstanding shares of CDnow Common Stock (excluding 1,500,000 shares of CDnow Common Stock issuable to Time Warner pursuant to the COnvertible Loan Agreement); and

          (iii) Time Warner is deemed to beneficially own 1,202,750 shares of CDnow Common Stock, representing approximately 3.8% of the outstanding shares of CDnow Common Stock, held by TWI CDNow Holdings (assuming the issuance of 1,500,000 shares of CDnow Common Stock to Time Warner pursuant to the Convertible Loan Agreement).

          Upon issuance, Time Warner would have sole power to vote, and sole power to dispose of, 1,500,000 shares of CDnow Common Stock. Time Warner and TWI CDNow Holdings may be deemed to share the power to vote, and the power to dispose of, 1,202,750 shares of CDnow Common Stock owned by TWI CDNow Holdings.

          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B, as appropriate, beneficially owns, or has acquired or disposed of, any shares of CDnow Common Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ----------------------------


          Except as described in Item 3, 4 or 5 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B, as appropriate, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of CDnow, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits.
         ---------------------------------


Exhibit Number      Description

       1 Termination Agreement dated as of March 13, 2000, among Time Warner Inc., Sony Corporation of America, CDnow, Inc., Delaware Holdco Corporation, Pennsylvania Subsidiary, Inc., Delaware Sub I L.L.C., Delaware Sub II L.L.C. and the individuals party thereto.

       2 Convertible Loan Agreement dated as of July 12, 1999, between CDnow, Inc., as Borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders.

       3 Amendment Dated as of March 13, 2000, to the Convertible Loan Agreement dated as of July 12, 1999, among CDnow, Inc., as borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders.

       4 Consent dated as of March 13, 2000 in respect of the Guarantee and Collateral Agreement dated as of January 21, 2000, made by CDnow (the "Borrower") and the parties identified therein in favor of Time Warner Inc., as Security Agent for Time Warner Inc. and Sony Music Entertainment Inc. (the "Lenders) under the Convertible Loan Agreement dated as of July 12, 1999, among the Borrower and the Lenders.

       5 Joint Filing Agreement dated March 20, 2000, between Time Warner Inc. and TWI CDNow Holdings Inc.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 22, 2000

                            TIME WARNER INC.,


                            by: /s/ Spencer B. Hays
                               -------------------------------------------
                               Name:  Spencer B. Hays
                               Title: Vice President



                            TWI CDNOW HOLDINGS INC.,


                            by:/s/ Spencer B. Hays
                               -------------------------------------------
                               Name:  Spencer B. Hays
                               Title: Vice President

                                                                       ANNEX A


             Directors and Executive Officers of Time Warner Inc.

          The names and present principal occupations of the directors and executive officers of Time Warner Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


                                      Principal Occupation or
Name                Office            Employment and Address

Merv Adelson        Director          Chairman
                                      East-West Capital Associates
                                      10900 Santa Monica Blvd.
                                      Los Angeles, CA  90024
                                      (private investment company)

Christopher P.      Executive Vice    Executive Vice President,
Bogart*             President,        General Counsel and Secretary
                    General Counsel   Time Warner Inc.**
                    and Secretary

Timothy A.          Senior Vice       Senior Vice President
Boggs               President         Time Warner Inc.
                                      800 Connecticut Ave., NW, Suite 800
                                      Washington, DC 20006

J. Carter Bacot     Director          Retired Chairman and
                                      Chief Executive Officer
                                      The Bank of New York
                                      Company, Inc.
                                      One Wall Street
                                      New York, NY 10286

Stephen F.          Director          President and Chief
Bollenbach                            Executive Officer
                                      Hilton Hotels Corporation
                                      9336 Civic Center Drive
                                      Beverly Hills, CA 90210

Richard J.          Executive         Executive Vice President
Bressler            Vice President    Time Warner Inc.**

John C.             Director          Partner
Danforth                              Bryan Cave LLP
                                      1 Metropolitan Square
                                      211 North Broadway
                                      St. Louis, MO 63102-2750
                                      (law firm)

                                      700 13th Street, N.W.
                                      Washington, DC 20005-3960

Beverly Sills       Director          Chairman
Greenough                             Lincoln Center for the Performing Arts
                                      70 Lincoln Center Plaza
                                      New York, NY 10023
                                      (entertainment)

Gerald Greenwald    Director          Chairman Emeritus
                                      UAL Corporation
                                      P.O. Box 66100
                                      Chicago, IL 66100

Carla A. Hills      Director          Chairman and Chief
                                      Executive Officer
                                      Hills & Company
                                      1200 19th Street, NW
                                      Washington, DC 20036
                                      (international trade
                                      consultants)

Andrew J. Kaslow    Senior Vice       Senior Vice President
                    President         Time Warner Inc.**

John A. LaBarca     Senior Vice       Senior Vice President,
                    President,        Financial Operations
                    Financial         Time Warner Inc.**
                    Operations

Gerald M. Levin     Director,         Chairman and Chief
                    Chairman and      Executive Officer,
                    Chief Executive   Time Warner Inc.**
                    Officer

Reuben Mark         Director          Chairman and Chief
                                      Executive Officer
                                      Colgate-Palmolive Company
                                      300 Park Avenue
                                      New York, NY 10022
                                      (consumer products)

Michael A. Miles    Director          Former Chairman and
                                      Chief Executive Officer
                                      Philip Morris
                                      Companies Inc.
                                      1350 Lake Road
                                      Lake Forest, IL 60045

Richard D.          Director          Director and President
Parsons             and President     Time Warner Inc.**

Joseph A.           Executive Vice    Executive Vice President
Ripp                President and     and Chief Financial Officer
                    Chief Financial   Time Warner Inc.**
                    Officer

Joan N.             Senior Vice       Senior Vice President
Sumner              President         Time Warner Inc.**

Robert E.           Director and      Vice Chairman
Turner              Vice Chairman     Time Warner Inc.
                                      One CNN Center
                                      Atlanta, GA 30303

Francis T.          Director          Chairman
Vincent, Jr.                          Vincent Enterprises
                                      290 Harbor Drive
                                      Stamford, CT 06902
                                      (private investor)


*  Citizen of Canada.
** The business address of Time Warner Inc. is 75 Rockefeller Plaza, New York,
   NY 10019.

                                                                       ANNEX B


          Directors and Executive Officers of TWI CDNow Holdings Inc.

          The names and present principal occupations of the directors and executive officers of TWI CDNow Holdings Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


                                      Principal Occupation or
Name                Office            Employment and Address

Christopher P.      Director          Executive Vice President,
Bogart *                              General Counsel and Secretary
                                      Time Warner Inc.**

Richard J.          Director and      Executive Vice President
Bressler            President         Time Warner Inc.**

Spencer B.          Director,         Vice President and
Hays                Vice President    Deputy General Counsel
                    and Secretary     Time Warner Inc.**

Robert D.           Vice President    Vice President
Marcus                                Time Warner Inc.**

Thomas W.           Director and      Vice President
 McEnerney          Vice President    Time Warner Inc.**

Olaf Olafsson       Vice President    Vice Chairman
                                      Time Warner Digital
                                      Media Services LLC ***

James Solomon       Vice President    Senior Executive Tax Director
                    and Treasurer     Time Warner Inc.**


*    Citizen of Canada.

** The business address of Time Warner Inc. is 75 Rockefeller Plaza, New York, New York 10019.

*** The business address of Time Warner Digital Media Services LLC is 75 Rockefeller Plaza, New York, New York 10019.

                               INDEX TO EXHIBITS



Exhibit Number      Description

      1 Termination Agreement dated as of March 13, 2000, among Time Warner Inc., Sony Corporation of America, CDnow, Inc., Delaware Holdco Corporation, Pennsylvania Subsidiary, Inc., Delaware Sub I L.L.C., Delaware Sub II L.L.C. and the individuals party thereto

      2 Convertible Loan Agreement dated as of July 12, 1999, between CDnow, Inc., as Borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders

      3 Amendment Dated as of March 13, 2000, to the Convertible Loan Agreement dated as of July 12, 1999, among CDnow, Inc., as borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders

      4 Consent dated as of March 13, 2000 in respect of the Guarantee and Collateral Agreement dated as of January 21, 2000, made by CDnow (the "Borrower") and the parties identified therein in favor of Time Warner Inc., as Security Agent for Time Warner Inc. and Sony Music Entertainment Inc. (the "Lenders) under the Convertible Loan Agreement dated as of July 12, 1999, among the Borrower and the Lenders.

      5 Joint Filing Agreement dated March 20, 2000, between Time Warner Inc. and TWI CDNow Holdings Inc.